Exhibit 99.2

SHARE PURCHASE AGREEMENT

Between

SANDSTORM GOLD LTD.

and

PREMIER GOLD MINES LIMITED

JANUARY 28, 2013

THIS AGREEMENT made as of the 28th day of January, 2013.

B E T W E E N:

SANDSTORM GOLD LTD.
a corporation existing under the laws
of the Province of British Columbia

(“Sandstorm Gold”)

OF THE FIRST PART

- and -

PREMIER GOLD MINES LIMITED

a corporation existing under the laws
of the Province of Ontario

(“Premier Gold”)

OF THE SECOND PART

WHEREAS Premier Gold is the owner of common shares and warrants in the capital of Premier Royalty Inc. (the “Royalty Company”) and Sandstorm Gold seeks to purchase and Premier Gold seeks to sell all of such common shares and warrants, all upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS Sandstorm Gold seeks to make available to Premier Gold a certain draw down credit facility in the amount of US$70 million, for a period of six months from and after the closing of the transactions contemplated in this Agreement;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions hereinafter contained;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.1                                   Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Accredited Investor” has the meaning ascribed to such term in National Instrument 45-106;

“Agreement” means this share purchase agreement, together with the Schedules attached hereto, as amended or supplemented from time to time;

“Applicable Securities Laws” means the securities laws in force in all of the provinces of Canada;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in British Columbia or Ontario;

“Closing” means consummation of the Transaction;

“Closing Date” has the same meaning as the Execution Date;

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date;

“Commissions” means the applicable provincial securities commissions or other Securities Authorities in the applicable provinces;

“Convertible Securities” means options, warrants, calls, conversion privileges, convertible securities or exchangeable securities and other rights to acquire common shares;

“Direct Claim” has the meaning set forth in section 5.3;

“Effective Time” means 12:00 a.m. (Toronto time) on the Closing Date;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Execution Date” means the date of this Agreement;

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards reported on by the International Accounting Standards Board;

“Indemnified Party” has the meaning set forth in section 5.3;

“Indemnifying Party” has the meaning set forth in section 5.3;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Loan Agreement” means the loan agreement pursuant to which Sandstorm Gold agrees to make available a maximum of US$70.0 million to Premier Gold for a period of six months from and after Closing, substantially in the form of Schedule “A” attached hereto;

“Losses” means any loss, cost, liability, claim, interest, fine, penalty, Tax, assessment, damage (including incidental, consequential, special, aggravated, exemplary or punitive damages) or expense (whether or not involving a Third Party Claim) including reasonable costs, fees and expenses of legal counsel on a full indemnity basis (without reduction for tariff rates or similar reductions) and reasonable costs, fees and expenses of investigation;

“Material Adverse Effect” means, in respect of a Person, any fact or state of facts, circumstances, change, occurrence or event which:

(a)                                 either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to its business, properties, assets, liabilities (including any contingent liabilities, that may arise through outstanding or pending litigation capitalization, condition (financial or otherwise), operations or results of operations, in each case, other than any fact or state of facts, circumstances, change, effect, event or occurrence:

(i)                                     relating to the global economy, political conditions or securities markets in general;

(ii)           affecting the worldwide mining industry in general;

(iii)          relating to any of the principal markets served by that Person’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person;

(iv)                              relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against the Person or any of its Subsidiaries and material joint ventures); or

(v)                                 attributable to the announcement or pendency of this Agreement or the Transaction or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that such effect referred to in clause (i), (ii), (iii) or (iv) above does not primarily relate to that Person and its Subsidiaries, taken as a whole, or does not have a disproportionate effect on that Person and its Subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which that Person and its Subsidiaries operate or

(b)                                 either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under this Agreement in any material respect;

“OBCA” means the Business Corporations Act, Ontario, as amended;

“Party” means either Sandstorm Gold or Premier Gold and “Parties” means each of Sandstorm Gold and Premier Gold;

“Person” means any individual, partnership, company, corporation, firm, unincorporated association, joint venture, trust, the Crown or any other agency or instrumentality thereof or any other judicial entity or person, government or governmental agency, authority or entity howsoever designated or constituted;

“Premier Gold” means Premier Gold Mines Limited, a corporation existing under the laws of the Province of Ontario;

“Premier Gold Disclosure Letter” means the letter of even date herewith delivered by Premier Gold to Sandstorm Gold, in a form accepted by Sandstorm Gold with respect to certain matters in this Agreement;

“Royalty Company” has the meaning ascribed thereto in the preambles to this Agreement;

“Royalty Company Common Shares” means common shares in the capital of the Royalty Company;

“Royalty Company Documents” means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be publicly disclosed and filed by the Royalty Company with all applicable Governmental Entities (such forms, reports, schedules, statements, certifications and other documents to include any financial statements or other documents, including any Schedules included therein);

“Royalty Company Securities” means the Royalty Company Shares and the Royalty Company Warrants;

“Royalty Company Shares” means 33,655,821 common shares in the capital of the Royalty Company;

“Royalty Company Unit” means a unit that is comprised of one Royalty Company Share and 0.207 of a Royalty Company Warrant;

“Royalty Company Units Value” has the meaning set forth in section 2.3;

“Royalty Company Warrants” means fully transferrable warrants which are exercisable into an aggregate of 6,965,676 Royalty Company Common Shares, with the following terms: (i) 5,508,176 warrants (individually a “Royalty Company Class I Warrant” and collectively the “Royalty Company Class I Warrants”) exercisable to acquire one Royalty Company Common Share at a price of $2.00 for a period commencing on June 4, 2013 and ending on December 4, 2016, subject to expiry acceleration provisions; and (ii) 1,457,500 warrants (individually a “Royalty Company Class II Warrant” and collectively the “Royalty Company Class II Warrants”) exercisable to acquire one Royalty Company Common Share at a price of $2.00 until October 7, 2014;

“Sandstorm Gold” means Sandstorm Gold Ltd., a corporation existing under the laws of the Province of British Colombia;

“Sandstorm Gold Common Shares” means common shares in the capital of Sandstorm Gold;

“Sandstorm Gold Disclosure Letter”  means the letter of even date herewith delivered by Sandstorm Gold to Premier Gold in a form accepted by Premier Gold with respect to certain matters in this Agreement;

“Sandstorm Gold Documents” means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be publicly disclosed and filed by Sandstorm Gold with all applicable Governmental Entities (such forms, reports, schedules, statements, certifications and other documents to include any financial statements or other documents, including any Schedules included therein);

“Sandstorm Gold Special Warrants” means the special warrants of Sandstorm Gold that are to be issued to Premier Gold in exchange for the purchase of the Royalty Company Securities, which special warrants are convertible into Sandstorm Gold Common Shares, as more particularly set forth in the Sandstorm Gold Special Warrant Certificate;

“Sandstorm Gold Special Warrant Certificate” means the special warrant certificate, in substantially the form of Schedule “B” attached hereto;

“Sandstorm Gold Subsequent Acquisition” has the meaning set forth in section 2.4;

“Securities Authorities” means the securities regulatory authorities in Canada;

“Securities Laws” means securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of each of the Commissions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

“Survival Period” has the meaning set forth in Article 4;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

“Term Sheet” means the non-binding term sheet dated January 8, 2013 between Sandstorm Gold and Premier Gold;

“Third Party Claim” has the meaning set forth in section 5.3;

“Threshold” has the meaning set forth in section 5.2;

“Transaction” means the purchase and sale of the Royalty Company Securities in exchange for Sandstorm Gold Special Warrants;

“TSX” means the Toronto Stock Exchange;

“Underlying Sandstorm Gold Common Shares” means the Sandstorm Gold Common Shares into which the Sandstorm Gold Special Warrants may be exercised or converted; and

“VWAP” means the volume weighted average closing price of the Sandstorm Gold Common Shares.

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.2                                   Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms of this Agreement, hereof, herein, hereto, hereunder and similar expressions refer to this Agreement and the Schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.3                                   Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

Section 1.4                                   Date for any Action

If the date on which any action is required to be taken hereunder by any Party is not a Business Day in the place such action is required to be taken, such action shall be required to be taken on the next succeeding day that is a Business Day in such place.

Section 1.5                                   Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6                                   Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.7                                   Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

Section 1.8                                   Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meaning attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

Section 1.9                                   Schedules

The following Schedules are attached hereto, and are deemed to be incorporated into and form part of this Agreement:

Schedule	Description

A	Loan Agreement
B	Sandstorm Gold Special Warrant Certificate
C	Accredited Investor Certificate

ARTICLE 2
THE TRANSACTION

Section 2.1                                   Closing

Subject to the terms and conditions hereof, at the Closing Time Sandstorm Gold agrees to purchase and Premier Gold agrees to sell all of the Royalty Company Securities in exchange for the Sandstorm Gold Special Warrants.  Closing shall occur at the Closing Time at the offices of Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 or at such other place as the Parties may agree. At the Closing, Sandstorm Gold shall make a US$70.0 million loan available to Premier Gold pursuant to the Loan Agreement.

Section 2.2                                   Tender

Any tender of documents or money hereunder may be made upon the Parties or upon their respective attorneys as set forth herein.

Section 2.3                                   Purchase Price

The purchase price to be paid for the acquisition of the Royalty Company Securities shall be equal to the amount of $2.10 per Royalty Company Unit, for a total of 33,655,821 Royalty Company Units, representing total consideration of $70,677,224.10 (such amount, the “Royalty Company Units Value”). The purchase price for the Royalty Company Units shall be satisfied by the issuance of 5,604,277 Sandstorm Gold Special Warrants pursuant to the Sandstorm Gold Special Warrant Certificate.  Subject

to the terms and conditions of the Sandstorm Gold Special Warrants, each Sandstorm Gold Special Warrant shall convert into one Sandstorm Gold Common Share.

Section 2.4                                   Top Up Provision

If:

(a)                                 Sandstorm Gold shall acquire or offer to acquire 100% of the remaining issued and outstanding voting securities of the Royalty Company on or before the 18 month anniversary of the Closing Date by way of takeover bid, plan of arrangement, amalgamation, business combination or otherwise (the “Sandstorm Gold Subsequent Acquisition”); and

(b)                                 the average price of the securities of the Royalty Company to Sandstorm Gold pursuant to the Sandstorm Gold Subsequent Acquisition is at a premium to the $2.10 per Royalty Company Unit price paid by Sandstorm Gold to Premier Gold for the Royalty Company Securities pursuant to this Agreement [redacted];

(c)                                  Upon the completion of a Sandstorm Gold Subsequent Acquisition, Sandstorm Gold shall pay to Premier Gold an amount that is equal to the difference between the $2.10 per Royalty Company Unit and the average price of the voting securities of Royalty Company that Premier Gold would have received had Premier Gold sold the Royalty Company Securities to Sandstorm Gold pursuant to the Sandstorm Gold Subsequent Acquisition.  The amount, if any, to be paid by Sandstorm Gold to Premier Gold pursuant to the aforesaid top up, shall be paid in cash, or subject to the receipt by Sandstorm Gold of requisite regulatory approval, including without limitation, the consent of the TSX, shall be settled by way of the issuance of Sandstorm Gold Common Shares at an issue price per Sandstorm Gold Common Share equal to the 10 day VWAP of the Sandstorm Gold Common Shares as at the period ending on the date of completion of the Sandstorm Gold Subsequent Acquisition.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1                                   Representations and Warranties of Premier Gold

Premier Gold does hereby represent and warrant to Sandstorm Gold and hereby acknowledges that Sandstorm Gold is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction as follows, save and except as set out in the Premier Gold Disclosure Letter:

(a)                                 Organization.  Premier Gold has been incorporated, is validly subsisting under the laws of its jurisdiction of incorporation and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. All of the Royalty Company Securities are owned by Premier Gold, free and clear of any and all Encumbrances.  Premier Gold is a “control person” of the Royalty Company as defined in the Securities Act (Ontario).

(b)                                 Acts of Bankruptcy.  Premier Gold is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceedings to have itself declared bankrupt or wound-up, has not taken any proceedings to have a receiver appointed of any part of its assets and at present, no encumbrancer or receiver has taken possession of any of its assets and no execution or distress is enforceable or levied upon any of its assets and no petition for a receiving order in bankruptcy is filed against Premier Gold.

(c)                                  Other Commitments.  There are no rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Premier Gold to sell any of the Royalty Company Securities.

(d)                                 Authority.  Premier Gold has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Premier Gold has been authorized by the directors of Premier Gold and no other corporate proceedings on the part of Premier Gold are necessary to authorize this Agreement.  This Agreement has been executed and delivered by Premier Gold and constitutes a legal, valid and binding obligation of Premier Gold, enforceable against Premier Gold in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors rights generally, and to general principles of equity.  The execution and delivery by Premier Gold of this Agreement and the performance by Premier Gold of its obligations hereunder and the completion of the Transaction, do not and will not:

(i)                                     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)                               the articles or by-laws (or their equivalent) of Premier Gold,

(B)                               any Law, or

(C)                               any contract, agreement, licence or permit to which Premier Gold is bound or is subject to or of which Premier Gold is the beneficiary;

in each case, which, individually or in the aggregate, would have a Material Adverse Effect on Sandstorm Gold as a result of completion of the Transaction;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Premier Gold to come due before their stated maturity or cause any available credit to cease to be available; or

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of Premier Gold or restrict, hinder, impair or limit the ability of Premier Gold to carry on business as and where such business is now being conducted.

Other than as set out in the Premier Gold Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Premier Gold in connection with the execution and delivery of this Agreement or the consummation of the Transaction.

(e)                                  Absence of Material Changes.  Other than as set out in the Premier Gold Disclosure Letter, there is not presently any material change, as defined in the Securities Laws, relating to Premier Gold or any change in any material fact, as defined in the Securities Laws which has not been fully disclosed in accordance with the requirements of the Securities Laws and the policies of the TSX.

(f)                                   Judgements of Royalty Company.  To the best of Premier Gold’s knowledge, there is no order ceasing or suspending trading in the Royalty Company Common Shares or the Convertible Securities of the Royalty Company nor prohibiting the sale of the Royalty Company Common Shares or the Convertible Securities of the Royalty Company has been issued and is outstanding against the Royalty Company or its directors, officers or promoters and no investigations or proceedings for such purposes are pending or, to the knowledge of Premier Gold, threatened.

(g)                                  No Material Actions of Premier Gold or Judgements of Premier Gold.  Except as provided in the Premier Gold Disclosure Letter, there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of Premier Gold) affecting Premier Gold nor, to the knowledge of Premier Gold, any threats of material actions, proceedings or investigations that have been made to Premier Gold or to the knowledge of Premier Gold, that are pending against Premier Gold, at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign. Except as provided in the Premier Gold Disclosure Letter, there are no judgments against Premier Gold which are unsatisfied, nor is Premier Gold subject to any consent decrees or injunctions. No investigations or proceedings for such purposes are pending or, to the knowledge of Premier Gold, threatened.

(h)                                 Taxes.  All Taxes due and payable by Premier Gold have been paid except for where the failure to pay such Taxes would not constitute a Material Adverse

Effect.  All Tax returns, declarations, remittances and filings required to be filed by Premier Gold have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the inaccuracy or failure to file such documents would not constitute a Material Adverse Effect.

To the knowledge of Premier Gold, no examination of any Tax return of the Royalty Company is currently in progress and there are no issues or disputes outstanding with any Governmental Entities respecting any Taxes that have been paid, or may be payable, by the Royalty Company, in any case, except where such examinations, issues or disputes would not constitute a Material Adverse Effect.

(i)                                     Representations and Warranties Required by Sandstorm Gold in connection with Sandstorm Gold Special Warrants.

(i)                                     Sandstorm Gold has advised Premier Gold that Sandstorm Gold is relying on exemptions from the requirements under the Securities Laws to provide Premier Gold with a prospectus or registration statement, and no prospectus or registration statement has been filed by Sandstorm Gold with any of the Commissions in connection with the issuance of the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares, and as a consequence:

1.                                      Premier Gold is restricted from using most of the civil remedies available under the Securities Laws.  Certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission or damages, will not be available to Premier Gold;

2.                                      Premier Gold may not receive information that would otherwise be required to be provided to it under the Securities Laws; and

3.                                      Sandstorm Gold is relieved from certain obligations that would otherwise apply under the Securities Laws.

(ii)                                  Premier Gold is purchasing the Sandstorm Gold Special Warrants as principal for its own account and not for the benefit of any other Person.

(iii)                               Premier Gold is a resident of the province of Ontario.

(iv)                              Premier Gold is an Accredited Investor by virtue of the fact that Premier Gold falls within one or more of the subparagraphs of the definition of Accredited Investor set out in the Accredited Investor Certificate attached as Schedule “C”.

(v)                                 Premier Gold is at arm’s length with Sandstorm Gold within the meaning of the Securities Laws and the policies of the TSX.

(vi)                              Premier Gold is not a “control person” of Sandstorm Gold as defined in the Securities Act (Ontario).

(vii)                           No agency, stock exchange or governmental agency, securities commission or similar regulatory authority or other entity has reviewed or passed on or made any finding or determination as to the merits of or made any recommendation or endorsement with respect to the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares.  There is no government or other insurance covering the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares.  There are risks associated with the purchase of the Sandstorm Gold Special Warrants and Premier Gold is aware of the risks and other characteristics of the Sandstorm Gold Special Warrants.  There are restrictions on the ability of Premier Gold to resell the Sandstorm Gold Special Warrants and the Underlying Sandstorm Gold Common Shares.

(viii)                        No Person has made to Premier Gold any written or oral representations that any Person will resell or repurchase any of the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares, that any Person will refund the purchase price therefor or as to the future price or value of any of the Underlying Sandstorm Gold Common Shares.

(ix)                              Premier Gold acknowledges that it has not received an offering memorandum, prospectus or other disclosure document in respect of the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares.  Premier Gold has had access to the public filings of Sandstorm Gold on the Internet at www.sedar.com.  Premier Gold has not become aware of any advertisement in printed media of general and regular paid circulation, radio or television with respect to the distribution of the Sandstorm Gold Special Warrants or the Underlying Sandstorm Gold Common Shares.  Premier Gold has no knowledge of a “material fact” or “material change” (as those terms are defined in the Securities Laws) in the affairs of Sandstorm Gold that has not been generally disclosed to the public.

(j)                                    No Broker’s Commission.  Premier Gold has not entered into any agreement that would entitle any Person to any valid claim against Sandstorm Gold for a brokers commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

(k)                                 Full Disclosure.  All information made available to Sandstorm Gold by Premier Gold relating to Premier Gold is true and correct in all material respects and no material fact or facts have been knowingly omitted therefrom which would make such information misleading.

Section 3.2                                   Representations and Warranties of Sandstorm Gold

Sandstorm Gold hereby represents and warrants to Premier Gold and hereby acknowledges that Premier Gold is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows, save and except as provided in the Sandstorm Gold Disclosure Letter:

(a)                                 Organization.  Sandstorm Gold has been incorporated, is validly subsisting under the laws of its jurisdiction of incorporation and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.

(b)                                 Acts of Bankruptcy.  Sandstorm Gold is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceedings to have itself declared bankrupt or wound-up, has not taken any proceedings to have a receiver appointed of any part of its assets and at present, no encumbrancer or receiver has taken possession of any of its assets and no execution or distress is enforceable or levied upon any of its assets and no petition for a receiving order in bankruptcy is filed against Sandstorm Gold.

(c)                                  Capitalization.  The authorized capital of Sandstorm Gold consists of an unlimited number of common shares.  As at the date hereof there are 86,113,488 Sandstorm Gold Common Shares, that are issued and outstanding as fully paid and non-assessable shares.  The Convertible Securities of Sandstorm Gold are as set forth in the Sandstorm Gold Disclosure Letter. Save and except as set out in the Sandstorm Gold Disclosure Letter, there are no Convertible Securities or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Sandstorm Gold to issue or sell any Sandstorm Gold Common Shares or any securities or obligations of any kind convertible into or exchangeable for any Sandstorm Gold Common Shares.

(d)                                 Authority.  Sandstorm Gold has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Sandstorm Gold has been authorized by the directors of Sandstorm Gold and no other corporate proceedings on the part of Sandstorm Gold are necessary to authorize this Agreement.  This Agreement has been executed and delivered by Sandstorm Gold and constitutes a legal, valid and binding obligation of Sandstorm Gold, enforceable against Sandstorm Gold in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors rights generally, and to general principles of equity.  The execution and delivery by Sandstorm Gold of this

Agreement and the performance by Sandstorm Gold of its obligations hereunder and the completion of the Transaction including the issue of the Sandstorm Gold Special Warrants and the Underlying Sandstorm Gold Common Shares, do not and will not:

(i)                                     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)                               the articles or by-laws (or their equivalent) of Sandstorm Gold;

(B)                               any Law, or

(C)                               any contract, agreement, licence or permit to which Sandstorm Gold is bound or is subject to or of which Sandstorm Gold is the beneficiary;

in each case, which, individually or in the aggregate, would have a Material Adverse Effect on Premier Gold as a result of completion of the Transaction;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Sandstorm Gold to come due before their stated maturity or cause any available credit to cease to be available; or

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of Sandstorm Gold or restrict, hinder, impair or limit the ability of Sandstorm Gold to carry on business as and where such business is now being conducted.

Other than as set out in the Sandstorm Gold Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Sandstorm Gold or in connection with the execution and delivery of this Agreement or the consummation of the Transaction.

(e)                                  Reporting Issuer Status.  Sandstorm Gold is a reporting issuer under the Securities Laws of all of the provinces of Canada save and except for Quebec. Sandstorm Gold is not included on a list of defaulting reporting issuers maintained by the Securities Authority in each of such provinces. Sandstorm Gold has at all times complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to Sandstorm Gold which has occurred and with respect to which the requisite material change report has not been filed with the Securities Authorities.

(f)                                   Listing of Common Shares of Sandstorm Gold.  The Sandstorm Gold Common Shares are listed and posted for trading on the TSX.  No order ceasing or suspending trading in any securities of Sandstorm Gold or prohibiting the sale of the Sandstorm Gold Common Shares has been issued and no proceedings for such purpose has been threatened or, to the knowledge of Sandstorm Gold, are pending.  Sandstorm Gold has not taken and shall not take any action which would be reasonably expected to result in the delisting or suspension of the common shares of Sandstorm Gold on or from the TSX.

(g)                                  Absence of Material Changes.  There is not presently any material change, as defined in the Securities Laws, relating to Sandstorm Gold or a change in any material fact, as defined in the Securities Laws, relating to the Sandstorm Gold Common Shares or the Convertible Securities of Sandstorm Gold which has not been fully disclosed in accordance with the requirements of the Securities Laws and the policies of the TSX.

(h)                                 No Material Actions or Judgements of Sandstorm Gold. Except as provided in the Sandstorm Gold Disclosure Letter, there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of Sandstorm Gold) or affecting Sandstorm Gold nor any threats of material actions, proceedings or investigations that have been made to Sandstorm Gold or to the knowledge of Sandstorm Gold that are pending against Sandstorm Gold at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign. Except as provided in the Sandstorm Gold Disclosure Letter, there are no judgments against Sandstorm Gold which are unsatisfied, nor is Sandstorm Gold subject to any consent decrees or injunctions and no order ceasing or suspending trading in the Sandstorm Gold Common Shares nor prohibiting the sale of the Sandstorm Gold Common Shares has been issued to and is outstanding against Sandstorm Gold or its directors, officers or promoters and, to Sandstorm Gold’s knowledge, no investigations or proceedings for such purposes are pending or threatened.

(i)                                     No Broker’s Commission.  Sandstorm Gold has not entered into any agreement that would entitle any Person to any valid claim against Premier Gold for a brokers commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

(j)                                    [redacted]

(k)                                 Representations and Warranties Required by Premier Gold in connection with the Royalty Company Securities.

(i)                                     Premier Gold has advised Sandstorm Gold that Premier Gold is relying on exemptions from the requirements under the Securities Laws to provide Sandstorm Gold with a prospectus or registration statement, and no prospectus or registration statement has been filed by Premier Gold with any of the Commissions in connection with the sale of the Royalty Company Securities, and as a consequence:

(A)                               Sandstorm Gold is restricted from using most of the civil remedies available under the Securities Laws.  Certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission or damages, will not be available to Sandstorm Gold;

(B)                               Sandstorm Gold may not receive information that would otherwise be required to be provided to it under the Securities Laws; and

(C)                               Premier Gold is relieved from certain obligations that would otherwise apply under the Securities Laws.

(ii)                                  Sandstorm Gold is at arm’s length with Premier Gold within the meaning of the Securities Laws and the policies of the TSX.

(iii)                               Sandstorm Gold is not a “control person” of Premier Gold as defined in the Securities Act (Ontario).

(iv)                              No agency, stock exchange or governmental agency, securities commission or similar regulatory authority or other entity has reviewed or passed on or made any finding or determination as to the merits of or made any recommendation or endorsement with respect to the Royalty Company Securities.  There is no government or other insurance covering the Royalty Company Securities.  There are risks associated with the purchase of the Royalty Company Securities and Sandstorm Gold is aware of the risks and other characteristics of the Royalty Company Securities.  There are restrictions on the ability of Sandstorm Gold to resell the Royalty Company Securities.

(v)                                 No Person has made to Sandstorm Gold any written or oral representations that any Person will resell or repurchase any of the Royalty Company Securities, that any Person will refund the purchase price therefor or as to the future price or value of any of the Royalty Company Securities.

(vi)                              Sandstorm Gold acknowledges that it has not received an offering memorandum, prospectus or other disclosure document in respect of the Royalty Company Securities.  Sandstorm Gold has had access to the public filings of Premier Gold and Royalty Company on the Internet at www.sedar.com.  Sandstorm Gold has not become aware of any advertisement in printed media of general and regular paid circulation, radio or television with respect to the distribution of the Royalty Company Securities.  Sandstorm Gold has no knowledge of a “material fact” or

“material change” (as those terms are defined in the Securities Laws) in the affairs of Premier Gold or Royalty Company that has not been generally disclosed to the public.

ARTICLE 4
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 4.1                                   Survival

The representations and warranties contained in this Agreement, shall survive the making of this Agreement and the Closing for a period of 24 months (the “Survival Period”).  If a claim for a breach of any such representation or warranty is brought prior to the expiration of the Survival Period, such representation and warranty shall, for the purposes of such claim, survive the applicable Survival Period until such claim is finally resolved and all obligations with respect thereto have been fully satisfied.

ARTICLE 5
INDEMNITY

Section 5.1                                   Indemnity of the Parties

(a)                                 Premier Gold agrees to indemnify and save harmless Sandstorm Gold of and from all Losses actually incurred by Sandstorm Gold as a result of any breach by Premier Gold or any inaccuracy of any representation or warranty of Premier Gold contained in section 3.1 or any breach or any non-fulfilment by Premier Gold of any covenant of Premier Gold contained in this Agreement.

(b)                                 Sandstorm Gold agrees to indemnify and save harmless Premier Gold of and from all Losses actually incurred by Premier Gold as a result of any breach by Sandstorm Gold or any inaccuracy of any representation or warranty of Sandstorm Gold contained in section 3.2 or any breach or any non-fulfilment by Sandstorm Gold of any covenant of Sandstorm Gold contained in this Agreement.

Section 5.2                                   Minimum Indemnification Claim

The obligation of Premier Gold to indemnify Sandstorm Gold, and the obligation of Sandstorm Gold to indemnify Premier Gold in respect of any of the matters described in section 5.1 shall become applicable only when the Losses actually incurred by the Party entitled to indemnification in the aggregate exceed $1.0 million (the “Threshold”).  Once the Threshold has been exceeded, the obligations of indemnification with respect to such matters shall apply to any and all Losses to the extent that the Losses exceed the Threshold.  Notwithstanding the foregoing, the provisions of this section 5.2 shall not apply to Losses incurred by a Party as a result of any breach or non-fulfilment of a covenant of any other Party, as applicable, set out in this Agreement.

Section 5.3                                   Notice of Claims

In the event that a Party (the “Indemnified Party”) shall become aware of any Loss in respect of which the other Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement (the “Indemnification Claim”), the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party.  Such notice shall specify whether the Indemnification Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Loss does not so arise (a “Direct Claim”) and shall also specify with reasonable particularity (to the extent that the information is available), the factual basis for the Indemnification Claim and the amount of the Loss if known.  If through the fault of the Indemnified Party the Indemnifying Party does not receive notice of any Indemnification Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

Section 5.4                                   Investigation of Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Indemnification Claim, the Indemnifying Party shall have 60 days to make such investigation of the Indemnification Claim as is considered necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnification Claim, together with all such other information as the Indemnifying Party may reasonably request.  If both Parties agree at or prior to the expiration of such 60 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Indemnification Claim, failing which the matter shall be determined by a court of competent jurisdiction.

ARTICLE 6
GENERAL

Section 6.1                                   Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by email or facsimile to such email address or facsimile number as shall be specified by a Party by like notice.  Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by email or facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties shall be as follows:

if to Premier Gold

1100 Russell Street
Thunder Bay, Ontario
P7B 5N2

Attention:	Ewan Downie
Facsimile:	(807) 346-0100
Email:	edownie@premiergoldmines.com

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto, Ontario
M5K 0A1

Attention:	Abbas Ali Khan
Facsimile:	(416) 863-4592
Email:	abbas.ali-khan@fmc-law.com

if to Sandstorm Gold:

Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	Nolan Watson
Facsimile:	(604) 689-7317
Email:	nwatson@sandstormltd.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention:	Jennifer Traub
Facsimile:	(604) 691-6120
Email:	jtraub@casselsbrock.com

Section 6.2           Expenses

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section shall survive the termination of this Agreement.

Section 6.3           Time of the Essence

Time shall be of the essence of this Agreement.

Section 6.4           Entire Agreement

This Agreement and the agreements and other documents herein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof, including without limitation, the Term Sheet.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 6.5           Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 6.6           Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the province of Ontario.

Section 6.7           Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.  Delivery of an executed counterpart of the signature page to this Agreement by facsimile or pdf shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile or pdf to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Section 6.8           Waiver

No waiver or release by a Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  Waivers may only be granted upon compliance with the provisions governing amendments set forth in herein.

Section 6.9           Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  This Agreement may not be assigned by a Party without the prior written consent of the other Party.

[SIGNATURE BLOCKS APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SANDSTORM GOLD LTD.

Per:	/s/ Nolan Watson

PREMIER GOLD MINES LIMITED

Per:	/s/ John Seaman

SCHEDULE A

LOAN AGREEMENT

THIS AGREEMENT made as of the 28th day of January, 2013.

BETWEEN:

PREMIER GOLD MINES LIMITED, a corporation incorporated and existing under the laws of the Province of Ontario

(the “Borrower”)

OF THE FIRST PART

-and-

SANDSTORM GOLD LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(the “Lender”)

OF THE SECOND PART

WHEREAS the Borrower and the Lender entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of the date hereof whereby the Lender purchased from the Borrower certain shares and warrants in the capital of Premier Royalty Inc. (the “Royalty Company”);

AND WHEREAS pursuant to the terms of the Share Purchase Agreement the Lender has agreed to issue to the Borrower, in payment for the Royalty Company Securities, special warrants (the “Special Warrants”) of the Lender which are convertible into common shares of the Lender (the “Lender Common Shares”) as provided for in the Special Warrant certificate issued by the Lender to the Borrower and countersigned by the Borrower, dated as of the date hereof (the “Special Warrant Certificate”);

AND WHEREAS there are certain restrictions on the exercise of the Special Warrants contained in the Special Warrant Certificate and the Lender has agreed to provide a loan facility in order to allow the Borrower to obtain the economic benefit of the Special Warrants prior to being able to exercise the Special Warrants pursuant to the provisions contained in the Special Warrant Certificate;

WHEREAS the Lender is willing to make available to the Borrower a loan facility on the terms and conditions herein;

AND WHEREAS all capitalized terms when not otherwise defined herein shall have the respective meanings ascribed thereto in the Share Purchase Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the agreements herein contained and for other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged) the parties hereto agree as follows:

1.                                      Subject to the terms and conditions contained herein the Lender hereby establishes in favour of the Borrower a loan facility (the “Loan Facility”) in the maximum principal amount of US$70,000,000 as such amount may be reduced in accordance with Section 5 hereof.

2.                                      Interest shall be payable on all amounts outstanding under the Loan Facility at the Base Rate (as defined below) plus 0.30% per annum.  Interest shall accrue from the date of advance hereunder until such amount is paid in full and shall be calculated monthly and shall be payable in full on the Maturity Date (as defined below).  For the purposes of this agreement “Base Rate” means the variable rate of interest payable by the Lender to its lenders for borrowings in United States Dollars (or the rate of interest payable by the Lender to its lenders assuming the Lender had borrowed the amount of the Loan Facility from its lenders).  The Base Rate shall be adjusted automatically upon change imposed by the lenders to the Lender.  The Lender shall provide notice to the Borrower from time to time of the amount of the Base Rate, but any failure to give any notice will not reduce the obligation of the Borrower to pay interest at such amount.  Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the effective rate method of calculation, and will not be calculated using the nominal rate method of calculation.

3.                                      The Borrower shall pay to the Lender a standby fee equal to 1% per annum, on the basis of a year of 365 or 366 days, as the case may be, on the average daily undrawn portion of the Maximum Loan Facility (as defined below), such fee to be payable on the Maturity Date.  If the Borrower cancels the Loan Facility prior to the Maturity Date and repays all amounts outstanding hereunder then the standby fee referred to in this Section 3 shall be cancelled and shall no longer be payable.

4.                                      The principal amount of the Loan Facility outstanding hereunder, together with accrued and unpaid interest thereon and all other amounts owing hereunder, shall become due and payable on the earliest of (the “Maturity Date”): (i) the date which is three (3) business days after the first advance in excess of US$30,000,000 is made by a lender to the Borrower providing new credit facilities (but for certainty, excluding replacement credit facilities in an amount not greater than existing credit facilities) to the Borrower; (ii) July 31, 2013, and (iii) such later time as may be mutually agreed between the Borrower and the Lender but in any event no later than December 31, 2013; or such earlier time as may be set out herein.  All payments to be made hereunder shall be made to the Lender at its office set out herein.

5.                                      The maximum amount of the Loan Facility, including all outstanding advances and amounts available to be drawn thereunder, shall not at any time exceed the lesser of the following (the “Maximum Loan Facility”): (i) US$70,000,000 and (ii) the Maximum Drawdown Amount.  For the purposes of this agreement, “Maximum Drawdown Amount” means US$70,000,000 times a percentage which is equal to the number of the unexercised Special

Warrants divided by the number of Special Warrants initially issued under the Special Warrant Certificate. At no time shall the amount of the advances under the Loan Facility exceed the Maximum Loan Facility.  In the event Special Warrants are cancelled pursuant to the terms thereof, the principal, interest and other fees, charges and penalties outstanding under this Loan Agreement shall be deemed to have been paid as to an amount that is equal to the number of Special Warrants cancelled divided by the initial number of Special Warrants issued to the Borrower, then multiplied by US$70,000,000.

6.                                      The Borrower may draw down on the Loan Facility no more than once in each calendar month on the last business day of such month.  The Borrower shall provide not less than four business days notice of a drawdown request by delivering to the Lender a drawdown notice in the form of Schedule A attached hereto (the “Drawdown Notice”).  All portions of the Drawdown Notice must be completed including, the amount of the requested advance, the total amount of advances outstanding on such date, the calculation of the Maximum Loan Facility, the amount of all proceeds received since the date of the last Drawdown Notice from the sale of Lender Common Shares obtained by exercising the Special Warrants and confirmation of the amount of Special Warrants existing on such date.  If the Lender disagrees with any of the calculations such draw down will not proceed until the Borrower and the Lender, acting reasonably, have agreed on the calculations set out in the Drawdown Notice

7.                                      The Borrower may prepay the Loan Facility in whole or in part, at any time or times, without notice, bonus or penalty, provided however, if such prepayment is less than the full amount outstanding at such time such prepayment will be applied first to all accrued and unpaid interest and then to the principal portion of the Loan Facility.  In addition the Borrower may cancel any undrawn portion of the Loan Facility at any time and upon such cancelation the Maximum Loan Facility shall be reduced by an equal amount.

8.                                      The Borrower hereby covenants and agrees with the Lender that so long as the Loan Facility remains available to the Borrower:

(a)                                 The Borrower will pay all advances under the Loan Facility, including interest, at the dates, time and places, and in the manner mentioned herein.

(b)                                 The Borrower will pay any outstanding advances under the Loan Facility which are in excess of the Maximum Loan Facility amount so as to comply with the provisions of Section 5 hereof.

(c)                                  The Borrower will at all times maintain its corporate existence.

(d)                                 The Borrower shall pay all obligations when due, including without limitation, payment on all loan facilities and taxes.

(e)                                  The Borrower shall carry on and conduct its business in a proper and efficient manner so as to preserve and protect its assets, property and undertaking, and without limitation, shall hold, maintain, use and operate its assets, property and undertaking in accordance with all governmental rules, regulations and laws and the terms and requirements of all insurance policies, licenses, permits and agreements relating thereto.

(f)                                   The Borrower shall comply with all covenants and all of its other obligations under the Share Purchase Agreement and pursuant to the Special Warrant Certificate.

(g)                                  The Borrower shall not allow any lien, charge, security interest or other encumbrance to attach to or otherwise affect the Special Warrants or any proceeds of the Special Warrants which would in any manner restrict the ability of the Borrower to pay the proceeds of the Special Warrants to the Lender as a payment towards the Loan Facility, if required by the terms hereof.

(h)                                 The Borrower shall promptly provide notice to the Lender of any Default hereunder or the occurrence of any event which with the giving of notice or passage of time could constitute a Default.

9.                                      Each and every of the following shall be a default under this Agreement (“Default”):

(a)                                 The Borrower makes default in payment of the Loan Facility or interest thereon, as and when the same becomes due under any provision hereof;

(b)                                 If there should occur a default in any term or condition of this Agreement (other than as set out in subsection (a) hereof), provided that written notice shall be provided by the Lender to the Borrower to such effect and such default shall not constitute an Event of Default if such default is capable of being cured and has been cured within five (5) Business Days of written notice of such default;

(c)                                  If at any time the sum of all advances outstanding under the Loan Facility exceeds the Maximum Loan Facility, provided that written notice shall be provided by the Lender to the Borrower to such effect and such default shall not constitute an Event of Default if such default is capable of being cured and has been cured within five (5) Business Days of written notice of such default;

(d)                                 If the Borrower shall become insolvent or shall make a bulk sale of its assets or a general assignment for the benefit of its creditors or a proposal under any bankruptcy or insolvency legislation or if a bankruptcy petition shall be filed or presented or if a custodian or a receiver and manager or any other officer with similar powers shall be appointed over its property, or any part thereof; or

(e)                                  If an encumbrancer shall lawfully take possession of all of the property of the Borrower or any material part thereof.

Upon the occurrence of a Default, in addition to any other rights or remedies provided for herein, or at law or in equity, the Lender may declare the Loan to be immediately due and payable, together with interest thereon.

10.                               The Borrower covenants and agrees to indemnify and save harmless the Lender from and against any loss or expense incurred by the Lender (other than losses or expenses incurred due to the gross negligence or willful misconduct of the Lender) as a result of the Borrower’s failure to fulfill any obligation hereunder, including without limitation, the failure to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder and any failure by the Borrower to give any notice required to be given hereunder.

11.                               This Agreement and the obligations hereunder may not be assigned or transferred in any manner by the Borrower without the prior written consent of the Lender, such consent not to be unreasonably withheld.  The Lender may assign or transfer in any manner its rights hereunder without the consent of, or notice to, the Borrower.

12.                               For the purposes of this Agreement, if at any time it becomes necessary to calculate an exchange rate between two currencies such exchange rate shall be calculated with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), as being the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of The Bank of Nova Scotia offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

13.                               Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to the Borrower:

1100 Russell Street
Thunder Bay, Ontario
P7B 5N2

Attention:	Ewan Downie
Facsimile:	(807) 346-0100

If to the Lender, to:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	President and Chief Executive Officer
Fax Number:	(604) 689-7317

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

14.                               This Agreement shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[SIGNATURES APPEAR ON THE NEXT PAGE]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first written above.

PREMIER GOLD MINES LIMITED

Per:	/s/ John Seaman
Authorized Signatory

SANDSTORM GOLD LTD.

Per:	/s/ Nolan Watson
Authorized Signatory

FORM OF DRAWDOWN NOTICE

TO:                           Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

Attention: President and Chief Executive Officer

RE:                           Loan Agreement dated as of January 28, 2013 (as amended, modified, supplemented or replaced from time to time, the “Loan Agreement”) between Premier Gold Mines Limited, as borrower, and Sandstorm Gold Ltd., as lender

Pursuant to the terms of the Loan Agreement the undersigned hereby irrevocably notifies you that it wishes to draw down under the Loan Facility on [date of drawdown].

1.                                                                                      Amount of Requested Advance —US$

2.                                                                                      Amount of total outstanding advances on the date hereof —US$

3.                                                                                      Calculation of Maximum Loan Facility:

(a)                                 Number of Special Warrants outstanding as of the date hereof -

(b)                                 Total Number of Special Warrants initially issued -

(c)                                  (a) divided by (b) times 70,000,000 =  $US                           (Maximum Loan Facility)

4.                                                                                      Total proceeds received from the sale of Lender Common Shares [since the date of the last Drawdown Notice — if this is not the first Drawdown Notice] US$

All capitalized terms defined in the Loan Agreement and used herein shall have the meanings ascribed thereto in the Loan Agreement.

DATED the          day of                                   , 2013

PREMIER GOLD MINES LIMITED

Per:
Authorized Signatory

SCHEDULE B

Certificate Number SSG - 1

5,604,277 SPECIAL WARRANTS

To Acquire Common Shares of

SANDSTORM GOLD LTD.
(existing under the laws of the Province of British Columbia)

WHEREAS Sandstorm Gold Ltd. (the “Issuer”) and Premier Gold Mines Limited (the “Holder”) have entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of January 28, 2013 (the “Execution Date”) whereby the Issuer purchased from the Holder certain shares and warrants in the capital of Premier Royalty Inc.;

AND WHEREAS as consideration for the said shares and warrants, the Issuer agreed to issue to the Holder, based on the Royalty Company Units Value (as defined in the Share Purchase Agreement), 5,604,277 special warrants of the Issuer that are exercisable into common shares of the Issuer, for no additional consideration, all on and subject to the terms and conditions hereinafter set forth;

AND WHEREAS the Issuer and the Holder have entered into a loan agreement dated as of the Execution Date (the “Loan Agreement”), pursuant to which the Issuer agreed to lend the Holder a maximum of US$70.0 million (the “Commitment Amount”) on the terms and conditions therein provided;

THIS CERTIFIES THAT, for value received and subject to the terms and conditions set forth herein, the Holder, is entitled to exercise this certificate (the “Special Warrant Certificate”) prior to the Time of Expiry (as hereinafter defined) to acquire, for no additional consideration one common share of the Issuer for each outstanding special warrant represented by this Special Warrant Certificate (each a “Special Warrant”), subject to adjustment as herein set forth.

The following provisions shall be applicable to the Special Warrants:

1.                                      Interpretation

1.1                               Currency

All dollar amounts referred to herein unless otherwise indicated shall be in lawful money of Canada.

1.2                               Defined Terms

All capitalized terms when not otherwise defined herein shall have the respective meanings ascribed thereto in the Loan Agreement.  Additionally, as used herein, the following words and phrases shall have the following meanings respectively:

“Business Day” means a day other than a Saturday or Sunday on which the principal commercial banks are open for business in British Columbia and Ontario during normal business hours;

“Capital Reorganization” has the meaning set forth in section 2.1(d);

“Certificate Date” means January 28, 2013, being the date of issuance of this Special Warrant Certificate;

“Commitment Amount” has the meaning set forth in the preambles;

“Common Shares” means common shares of the Issuer, whether issued or unissued, as constituted at the Certificate Date; provided that in the event of a change, reclassification, subdivision, redivision, reduction, combination, or consolidation thereof, or successive such changes, reclassifications, subdivisions, redivisions, reductions, combinations or consolidations, and subject to adjustment, if any, having been made in accordance with the provisions of Section 2 below, “Common Shares” shall thereafter mean the shares resulting from such change, reclassification, subdivision, redivision, reduction, combination or consolidation;

“Convertible Security” means a security of the Issuer or any other issuer that is convertible into or exchangeable for or otherwise carries the right to acquire Common Shares;

“Current Market Price”, at any date, means the five day weighted average trading price per Common Share on the Toronto Stock Exchange ending three trading days prior to the applicable record date;

“Delivery Date” has the meaning set forth in section 1.3(c);

“director” means a director of the Issuer for the time being and “directors” or “board of directors” means the board of directors of the Issuer;

“Dispute” has the meaning set forth in section 6.1;

“Dispute Notice” has the meaning set forth in section 6.1;

“Drawdown” means a drawdown by the Holder of all or a portion of the principal amount of the loan which remains available for such purposes under the Loan Agreement;

“Exchange Number”, at any time, means that number of Common Shares that the Holder is entitled to receive for each Special Warrant held upon exercise of the rights attached to such Special Warrant as the number may be adjusted by Section 2 hereof and that number, as at the Certificate Date, is equal to one Common Share for each one Special Warrant;

“Execution Date” has the meaning set forth in the preambles;

“Exercise Date” means the applicable date upon which (i) the Holder shall seek to exercise Special Warrants, as permitted by this Special Warrant Certificate, as shall be set forth in a Holder Exercise Notice, or (ii) the Special Warrants are deemed to be exercised pursuant to section 1.3(i) or 1.3(j);

“Exercise Period” means the period between the Certificate Date and the Time of Expiry;

“herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Special Warrant Certificate and not to any particular section, clause, subclause, subdivision or portion hereof, and the expressions, “section”, “clause” and “subclause” followed by a number or letter mean and refer to the specified section, clause or subclause hereof;

“Holder” has the meaning set forth in the preambles;

“Holder Exercise Notice” has the meaning set forth in section 1.3(b);

“Issuer” has the meaning set forth in the preambles;

“Loan Agreement” has the meaning set forth in the preambles;

“Maximum Drawdown Amount” means, at the applicable time, the maximum amount of the loan under the Loan Agreement that may be subject to a Drawdown;

“Offered Shares” has the meaning set forth in section 2.1(b);

“Outstanding Loan Related Amounts” means principal, interest and other fees, charges and penalties outstanding under the Loan Agreement;

“Parties” means the Holder and the Issuer and a “Party” means either the Holder or the Issuer;

“person” means any individual, Issuer, company, partnership, association or trust;

“Rights Offering” has the meaning set forth in section 2.1(b);

“Share Purchase Agreement” has the meaning set forth in the preambles;

“Share Reorganization” has the meaning set forth in section 2.1(g);

“shareholder” means any shareholder of the Issuer;

“Special Distribution” has the meaning set forth in section 2.1(c);

“Special Warrants” has the meaning ascribed thereto in the preambles;

“Special Warrant Certificate” has the meaning ascribed thereto in the preambles;  and

“Time of Expiry” means the earlier of: 1. five Business Days after the first advance in excess of US$30.0 million is made by a lender to the Holder providing new credit facilities to the Holder; 2. 5:00 p.m. (Toronto time) August 5, 2013, being for greater certainty and without limitation, five Business Days after the due date of the loan under the Loan Agreement; and 3. such later date as mutually agreed by the Parties, not to be later than December 31, 2013.

1.3                               Provisions Regarding Special Warrants Exercise

(a)                                 Subject to sections 1.3(i), 1.3(j) and 1.5, during the Exercise Period, subject to the terms and conditions herein provided, the Holder shall have the right to exercise in each calendar month up to 25% of the Special Warrants initially represented by this Special Warrant Certificate, or such greater number of outstanding Special Warrants as shall be permitted by the Issuer.  On any exercise of Special Warrants, the Maximum Drawdown Amount shall be reduced by an amount that is equal to the number of the exercised Special Warrants divided by the number of Special Warrants initially represented by this Special Warrant Certificate then multiplied by the Commitment Amount.

(b)                                 Subject to section 1.3(i), 1.3(j) and 1.5, during the Exercise Period, to exercise the right set forth in section 1.3(a), the Holder shall deliver to the Issuer at least five Business Days prior to the Exercise Date, a written notice (the “Holder Exercise Notice”).  The Holder Exercise Notice shall set forth; (i) the Exercise Date; (ii) the cumulative number of Common Shares acquired pursuant to the exercise of Special Warrants previously sold by the Holder during the Exercise Period; (iii) the principal amount outstanding under the Loan Agreement and the Maximum Drawdown Amount (including as the same may have been reduced pursuant to the provisions of section 1.3(a)) and, if applicable, the Outstanding Loan Related Amounts that shall be repaid within five Business Days after the Delivery Date in accordance with section 1.3(d); and (iv) the number of Special Warrants that the Holder desires to exercise into Common Shares and the total remaining Special Warrants after exercise.

(c)                                  Within five Business Days after the Exercise Date (the “Delivery Date”), so long as the Issuer shall not dispute the Holder Exercise Notice, if applicable, the Issuer shall direct its registrar and transfer agent to deliver a share certificate to the Holder representing the applicable number of Common Shares for which the Special Warrants have been exercised, as set forth in the Holder Exercise Notice, if applicable.

(d)                                 Within five Business Days after the Delivery Date, if at such time, the Outstanding Loan Related Amounts shall exceed the Maximum Drawdown Amount, the Holder shall apply the sale proceeds received by the Holder from the sale of the Common Shares for which the Special Warrants have been exercised to reduce the then Outstanding Loan Related Amount such that it shall be equal to or less than the Maximum Drawdown Amount, thereby ensuring that there shall be no default under the Loan Agreement.  Failure to apply such sale proceeds shall be a default under the Loan Agreement.

(e)                                  If the Issuer shall disagree with the Holder Exercise Notice, the Issuer shall send a notice to such effect to the Holder prior to the Exercise Date.

(f)                                   If the dispute is not resolved within a period of 10 Business Days after the Holder receives the Holder Exercise Notice from the Issuer pursuant to the provisions of section 1.3(d), then either the Issuer or the Holder may refer the dispute to arbitration pursuant to the provisions of section 6.

(g)                                  If during any month the Holder shall be in default of the Loan Agreement, the Holder shall not be entitled to exercise Special Warrants until such default has been cured by the Holder.

(h)                                 If the Loan Agreement shall remain in default for a period of time that is greater than 20 Business Days, then an amount of Special Warrants shall expire equal to the Outstanding Loan Related Amount divided by the Commitment Amount, then multiplied by the initial number of Special Warrants issued pursuant to this Special Warrant certificate.  The Outstanding Loan Related Amount shall be deemed to have been reduced by an amount that is equal to the number of expired Special Warrants divided by the initial number of Special Warrants issued pursuant to this Special Warrant certificate multiplied by US$70.0 million and any remaining Outstanding Loan Related Amount shall be due and owing pursuant to the provisions of the Loan Agreement.

(i)                                     Subject to sections 1.3(g) and 1.3(h), on June 1, 2013, one-third of the Special Warrants which are outstanding as of such date shall be deemed to be exercised into the applicable number of Common Shares, without any further or other act or formality on the part of either of the Parties.

(j)                                    Subject to sections 1.3(g) and 1.3(h), on July 1, 2013, one-half of the Special Warrants which are outstanding as of such date shall be deemed to be exercised into the applicable number of Common Shares, without any further or other act or formality on the part of either of the Parties.

(k)                                 The Issuer’s records from time to time as to the remaining Special Warrants under this Special Warrant Certificate shall constitute prima facie evidence as to the

Special Warrants that remain outstanding from time to time.  The Holder shall return this Special Warrant Certificate to the Holder upon the due exercise of all of the Special Warrants; however failure to so return this Special Warrant Certificate shall not be in derogation of the provisions of this Special Warrant Certificate providing for the expiry of the Special Warrants.

1.4                               Deadline

Each certificate representing Common Shares delivered to the Holder shall evidence the number of Common Shares for which the Holder elects to so subscribe and shall be registered in the name of the Holder. The Issuer shall pay all taxes and other expenses and charges payable in connection with the preparation, execution and delivery of such certificates except that if such certificates are to be registered in a name or names other than that of the Holder or its nominee, funds sufficient to pay all stock transfer taxes which shall be payable in connection with the execution and delivery of such certificates shall be paid by the Holder to the Issuer at the time of the delivery of such certificates as set out above.

1.5                               Expiry

If at the Time of Expiry, there remains an Outstanding Loan Related Amount under the Loan Agreement or a default as contemplated by section 1.3(g), an amount of Special Warrants shall expire equal to the Outstanding Loan Related Amount divided by the Commitment Amount, then multiplied by the initial number of Special Warrants issued pursuant to this Special Warrant certificate, without any further or other act or formality on the part of either of the Parties, and the Outstanding Loan Related Amount shall be deemed to have been paid and satisfied in full.  Special Warrants which are not exercised prior to the Time of Expiry shall be deemed to be exercised immediately prior to the Time of Expiry, without any further or other act or formality on the part of either of the Parties.  Subject to the foregoing first sentence of this section 1.5, within five Business Days after the Time of Expiry, the Issuer shall direct its registrar and transfer agent to deliver a share certificate to the Holder representing the applicable number of Common Shares for which the Special Warrants have been deemed to be exercised.

1.6                               Special Warrantholder Not a Shareholder

The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute the Holder a shareholder of the Issuer nor entitle the Holder to any right or interest in respect thereof except as herein expressly provided.

1.7                               Common Shares to be Fully Paid

The Issuer covenants and agrees that all Common Shares issued hereunder will, upon issuance, be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

1.8                               No Fractional Shares

The Issuer shall not be required to issue fractional Common Shares upon the exercise of Special Warrants by the Holder.

1.9                               Common Shares to be Reserved

The Issuer shall, so long as the Special Warrants remain outstanding, at all times, ensure that there are a sufficient number of Common Shares authorized to be issued upon the exercise of the Holder’s rights hereunder upon the basis and upon the terms and conditions herein provided.

1.10                        Reasonable Efforts to Place

Subject to applicable law, the Issuer shall, at the request of the Holder, use reasonable efforts to identify purchasers of Common Shares that the Holder intends to sell.

1.11                        [redacted]

2.                                      Adjustments

2.1                               Adjustments to Exchange Number

The Exchange Number (or the number and kind of Common Shares or securities to be received upon exercise of the Special Warrants in the case of subsections 2.1(d) and 2.1(e) below) shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)                                 If at any time during the Exercise Period, the Issuer shall:

(i)                                     issue to all or substantially all the holders of its Common Shares, or Convertible Securities, by way of a stock dividend or otherwise, Common Shares or Convertible Securities; or

(ii)                                  subdivide its outstanding Common Shares into a greater number of shares; or

(iii)                               combine or consolidate its outstanding Common Shares into a smaller number of shares,

(any such event being herein referred to as a “Share Reorganization”) the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares or Convertible Securities are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date in respect of the Share Reorganization; and (2) a fraction:

(A)                               the numerator of which shall be the number of Common Shares outstanding immediately after giving effect to the Share Reorganization; and

(B)                               the denominator of which shall be the number of Common Shares outstanding on the record date in respect of the Share Reorganization before giving effect to the Share Reorganization.

(b)                                 If during the Exercise Period the Issuer shall issue rights, options or warrants to all or substantially all the holders of Common Shares or Convertible Securities pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein referred to as a “Rights Offering” and Common Shares that may be acquired pursuant to the Rights Offering, or upon conversion of the Convertible Securities offered pursuant to the Rights Offering, being herein referred to as the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares or Convertible Securities are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on such record date and (2) a fraction:

(i)                                     the numerator of which shall be the sum of (a) the number of Common Shares outstanding on such record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii)                                  the denominator of which shall be the sum of:

(A)                               the number of Common Shares outstanding on the record date; and

(B)                               the number arrived at when (I) either (a) the product of the number of Offered Shares so offered and the price at which the Offered Shares are offered; or (b) the product of the conversion price of the Convertible Securities and the maximum number of Offered Shares for or into which the Convertible Securities offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Issuer shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date, and the Exchange Number shall be further adjusted based upon the number of Offered Shares actually delivered (or Convertible Securities actually converted into Offered Shares) upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(c)                                  If during the Exercise Period the Issuer shall issue or distribute to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares; (ii) rights, options or warrants other than rights, options or warrants in connection with a Rights Offering; (iii) evidences of indebtedness; or (iv) any other assets (excluding cash dividends that the Holder otherwise is entitled to receive) and that issuance or distribution does not constitute a Share Reorganization (any such event being herein referred to as a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on such record date and (2) a fraction:

(i)                                     the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on such record date plus the number of Common Shares which the Holder would be entitled to receive upon exercise of all of the outstanding Special Warrants if they were exercised on such record date and (II) the Current Market Price thereof on such record date; and

(ii)                                  the denominator of which shall be:

(A)                               the product of (I) the sum of the number of Common Shares outstanding on such record date plus the number of Common Shares which the Holder would be entitled to receive upon exercise of all of its outstanding Special Warrants if they were exercised on such record date and (II) the Current Market Price thereof on such record date;

less

(B)                               the aggregate fair market value, as determined by the directors of the Issuer, subject to the approval of the Toronto

Stock Exchange, whose determination, absent manifest error, shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed pursuant to the Special Distribution.

Any Common Shares owned by or held for the account of the Issuer shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(d)                                 If during the Exercise Period there is a reorganization of the Issuer not otherwise provided for in this section 2.1 or a consolidation or merger or amalgamation of the Issuer with or into another body corporate including a transaction whereby all or substantially all of the Issuer’s undertaking and assets become the property of any other Issuer (any such event being herein called a “Capital Reorganization”), if the Holder has not exercised its right to exchange its Special Warrants for Common Shares prior to the effective date of the Capital Reorganization, the Holder shall be entitled to receive and shall accept, upon the exercise of its right at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares (and any other securities or properties to which the Holder is entitled upon exercise of the Special Warrants) to which it was theretofore entitled upon exercise of the Special Warrants, the aggregate number of shares or other securities or property of the Issuer, or of the continuing, successor or purchasing Issuer, as the case may be, under the Capital Reorganization that the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, it had been the holder of the number of Common Shares to which immediately before the transaction it was entitled upon exercise of the Special Warrants. Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Holder shall thereafter be entitled to receive the number of shares or other securities or property of the Issuer, or of the continuing, successor or purchasing Issuer, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 2.1.

(e)                                  If the Issuer shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that the if Holder were to exercise its right thereafter, the Holder shall be entitled to receive such shares as it would have received had the Special Warrants been exercised immediately prior to the effective date of the reclassification or other change, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 2.1.

2.2                               Adjustments Cumulative

The adjustments provided for in section 2.1 are cumulative and shall apply (without duplication) to successive Share Reorganizations, Rights Offerings, Special Distributions and Capital Reorganizations or other events resulting in any adjustment under the provisions of section 2.1.

2.3                               No Adjustment

No adjustment in the number of Common Shares which may be acquired upon the exercise hereof shall be made in respect of any event described in section 2.1 if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised or had been deemed to have exercised its Special Warrants prior to or on the effective date or record date of such event.  Notwithstanding any other provision of this section 2, no adjustment shall be made in the number of Common Shares which may be acquired on the exercise hereof unless it would result in a change of at least one-hundredth of a Common Share.

2.4                               Adjustment by Directors

In the event that the Issuer after the date hereof shall take any action affecting the Common Shares other than any action described in this section 2, which in the opinion of the directors of the Issuer would materially affect the rights of the Holder, the number of Common Shares which may be acquired upon the exercise hereof shall be adjusted in such manner and at such time, by action by the directors of the Issuer, in their sole discretion, acting reasonably, as they may determine to be equitable in the circumstances, subject to the approval of the Toronto Stock Exchange.  Failure of the directors of the Issuer to make such an adjustment shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Issuer shall deliver a new certificate to the Holder representing the Special Warrants to which such Holder is entitled following any such adjustment, together with a notice describing such adjustment.

2.5                               Abandoning Capital Reorganization

If the Issuer shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any issue or distribution or for the issue of any rights, options or warrants and shall thereafter and before such distribution or issue to such shareholders legally abandon its plan to make such distribution or issue, then no adjustment in the number of Common Shares which may be acquired upon the exercise hereof shall be required by reason of the setting of such record date.

2.6                               Condition Precedent

As a condition precedent to the taking of any action which would require an adjustment pursuant to section 2.1, the Issuer shall take any action which may, in the opinion of counsel, be necessary in order that the Issuer may validly and legally issue as fully paid and non-assessable all Common Shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

2.7                               Notice

Forthwith after any adjustment in the number of Common Shares to which the Holder is entitled pursuant to this section 2, the Issuer shall deliver a notice of such adjustment to the Holder setting forth in reasonable detail the method of calculation of such adjustment and the facts upon which such calculation is based.

2.8                               Reference to Legal Counsel

In case a state of facts shall exist to which the provisions of this section 2 are not strictly applicable, or if strictly applicable operate in an unclear manner or in a manner that would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes hereof, the Issuer shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in accordance with the opinion of counsel to the Issuer, to whom the Issuer may refer any such question.

3.             Transfer of Special Warrants

The Special Warrants are non-transferrable.

4.             Notices

All notices required to be made or given pursuant to this Special Warrant Certificate shall be sent by personal delivery, prepaid registered mail, email or telecopier.  All notices shall be deemed to have been received on the day of delivery if delivered, or on the fifth business day following the date of mailing if sent by prepaid registered mail, or on the date of transmission (as evidenced by confirmation of transmission) if sent by email, telecopier, as the case may be. All notices hereunder shall be made or given at the addresses set forth below:

(a)                                 in the case of the Issuer:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC   V6C 3A6

Attention:              Nolan Watson

Facsimile:              (604) 689-7317

Email:                    nwatson@sandstormltd.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:              Jennifer Traub

Facsimile:              (604) 691-6120

Email:                    jtraub@casselsbrock.com

(b)                                 in the case of the Holder:

Premier Gold Mines Limited

1100 Russell Street
Thunder Bay, Ontario
P7B 5N2

Attention:              Ewan Downie
Facsimile:              (807) 346-0100

Email:                    edownie@premiergoldmines.com

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto, Ontario

M5K 0A1

Attention:              Abbas Ali Khan
Facsimile:              (416) 863-4592

Email:                    abbas.ali-khan@fmc-law.com

5.             Governing Law

This Special Warrant Certificate shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.             Arbitration

(a)           In the event of a dispute, controversy or claim in relation to this Special Warrant Certificate, (the “Dispute”) the Issuer or the Holder may give to the other Party a written notice (the “Dispute Notice”) specifying:

(i)                                     the Dispute;

(ii)                                  reasonable particulars of the Dispute, including the nature of the allegations and the issues in dispute and the amount or value involved (if applicable) and the remedy requested reasonable particulars of the Dispute; and

(iii)                               the position which the Party believes is correct and the relevant facts supporting its position.

(b)           Within 10 Business Days of delivery of the Dispute Notice (or any other period agreed in writing between the Holder and the Issuer) by one Party to the other Party, the Parties (or their nominees) shall negotiate diligently and in good faith in an attempt to resolve the Dispute. If the Parties have not resolved the Dispute within 10 Business Days after the Dispute Notice (or any other period agreed in writing between the Parties), then if a Party requires a binding resolution of the Dispute that Party shall, by notice to the other Party, submit the Dispute to arbitration for final resolution in accordance with the remaining provisions of this section 6.

(c)           The Parties agree that:

(i)                                     any Dispute shall be finally resolved by arbitration in accordance with the provisions of the Arbitration Act 1991,Ontario;

(ii)           the seat of the arbitration shall be Toronto and the language of the arbitration will be English;

(iii)          the Parties shall mutually agree upon one single qualified arbitrator within 10 Business Days of submission of the Dispute by either Party to arbitration, failing which either Party may request a judge of a court of competent jurisdiction in the Province of Ontario to appoint one qualified arbitrator;

(iv)                              the arbitrator shall be a disinterested person who has no connection with either Party or the performance of this Agreement and shall be qualified by experience to hear and determine the Dispute to be arbitrated;

(v)                                 the arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a Dispute is arbitratable) and all matters of procedure relating to the arbitration;

(vi)                              the arbitrator shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest;

(vii)                           the arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the Dispute;

(viii)                        the costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable;

(ix)                              no later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing in English and shall deliver one copy to each Party;

(x)                                 the written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration; and

(xi)                              there shall be no appeal from the determination of the arbitrator to any court and the decision made by the arbitrator may be entered into any court for enforcement purposes.

(d)           No arbitration proceeding may be commenced under this Section 6 unless commenced within the time period permitted for actions by the applicable statute of limitations.

(e)           To the extent permitted by the nature of the Dispute, during the existence of any Dispute the Parties shall continue to perform their respective obligations under this Special Warrant Certificate without prejudice to their position in respect of such Dispute, unless the Parties otherwise agree.

(f)            All papers, notices or process pertaining to an arbitration under this Agreement may be served on a Party in accordance with section 4.

7.             Time of the Essence

Time shall be of the essence hereof.

8.             Business Day

In the event that any date upon or by which any other action is required to be taken by the Issuer or the Holder is not a Business Day, then such action shall be required to be taken on or by the next succeeding day which is a business day.

9.             Number and Gender

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

10.          Headings

The division of this Special Warrant Certificate into sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

11.          Binding Effect

The terms and conditions of the Special Warrants as set out herein shall enure to the benefit of and be binding upon the Holder and its successors and permitted assigns and shall enure to the benefit of and be binding upon the Issuer and its successors and permitted assigns.

12.          Severability

In the event that any provision hereof shall be void or unenforceable for any reason, it shall be severed from the remainder of the provisions hereof and such remainder shall remain in full force and effect notwithstanding such severance.

IN WITNESS WHEREOF the Issuer has executed this Special Warrant Certificate this 28th day of January, 2013.

SANDSTORM GOLD LTD.

Per:	/s/ Nolan Watson
Name: Nolan Watson
Title: President & CEO

The Special Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Holder.

PREMIER GOLD MINES LIMITED

Per:	/s/ John Seaman
Name: John Seaman
Title: Director